Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Announces $5 Million Convertible Debt Private Placement

Glyfada, Greece, March 13, 2019. Globus Maritime Limited ("Globus", or the “Company"), (NASDAQ: GLBS), a dry bulk shipping company, announced today that on March 13, 2019 it signed a securities purchase agreement with a private investor and agreed to issue, for gross proceeds of $5 million, a senior convertible note (the “Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Note, the Note matures upon the anniversary of its issue. The Note was issued, and the private placement closed, today.

Globus’s Chairman Mr. Georgios Feidakis stated: “This infusion of capital strengthens the Company’s balance sheet. We are pleased to again demonstrate investor confidence in the Company.”

The Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Note’s issuance unless the Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Note are met. The following summaries of the conversion and redemption provisions of the Note are qualified in their entirety to the terms of the Note itself, which is attached as Exhibit 10.3 to a Report on Form 6-K published by the Company today:

•	The Note may be converted, in whole or in part, into the Company’s common stock at any time by its holder, in which case all principal, interest, and other amounts owed pursuant to the Note shall convert at a price per share which differs based upon the performance of the Company’s stock price. The price per share for conversion purposes shall be $4.50 (the “Conversion Price”); but if after June 7, 2019, the Company’s common stock trades below the Conversion Price, the price per share for conversion purposes shall be the lowest of (a) the Conversion Price and (b) the highest of (i) $2.25 (the “Floor Price”) and (ii) 87.5% of the average of the high and low bid price from any day chosen by the holder during the ten (10) consecutive trading day period ending on and including the trading day immediately prior to the applicable conversion date (the “Alternate Conversion Price”) regardless of the subsequent stock price.

•	The Note may be redeemed, in whole or in part, by request of its holder upon:

o	(a) an Event of Default (as defined within the Note), in exchange for the higher of (a) 120% of all amounts owed under the Note, and (b) the value of the stock to which the Note could be converted (as calculated within Section 4(b) of the Note);

o	(b) a Change in Control (as defined within the Note) of the Company, in exchange for the higher of (a) 120% of all amounts owed under the Note and (b) the value of the stock to which the Note could be converted (as calculated within Section 5(c) of the Note); or

o	(c) a ten Trading Day period in which the common shares trade below 120% of the Floor Price, in exchange for 100% of all amounts owed under the Note.

•	The Note may be redeemed, in whole or in part, at any time by the Company. If the Company elects to redeem the Note, the Company shall immediately be obligated to pay the holder the greater of (a) 120% of all amounts owed under the Note and (b) the value of the stock to which the Note could be converted (as calculated within Section 8(a) of the Note). If the Company elects to redeem the Note, the Company (as a procedural matter) must first provide the holder notice, which could allow the holder to convert prior to payment by the Company of the redemption amount.

•	If any portion of the Note is not redeemed or converted prior to its maturity date, on the maturity date, the Company shall pay all outstanding principal in cash and may elect whether to pay the interest (and any other amounts owed) in cash or shares of the Company’s common stock. If interest is paid in common stock, the Alternate Conversion Price per share shall apply.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

The Note includes anti-dilution protections to its holder, which could cause the Conversion Price and Floor Price to be adjusted (upwards or downwards) proportionately upon a stock split. The Note further allows the Company, with the holder’s consent, to reduce the Floor Price or the then current conversion price, as to any amount and for any period of time deemed appropriate by the Company’s board of directors, but to a price no less than $1.00 per share. The Company further entered into a registration rights agreement (the “Registration Rights Agreement”) in which it agreed to register the resale of the common shares issuable upon conversion of the Note. The Registration Rights Agreement includes liquidated damages provisions applicable if the Company fails to meet its obligations.

The full conversion of the Note would dilute the ownership percentage of the Company held by existing stockholders and could hurt the Company’s stock price.

Under the terms of the Note, the Company may not issue shares to the extent such issuance would cause the Holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such issuance, excluding for purposes of such determination common shares issuable upon subsequent conversion of principal or interest on the Note. This provision does not limit a Holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares.

The Company intends to use the proceeds from the sale of the Note for general corporate purposes and working capital including repayment of $1.5 million of debt. The Company does not presently intend to use any of the proceeds for affiliated persons, but it may do so in the future.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any other securities laws and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from registration requirements.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 DWT and a weighted average age of 10.8 years as of December 31, 2018.

Safe Harbor Statement

This communication contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended). Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO, CFO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com